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                                                                    EXHIBIT 4.6

              Petro-Canada

              P.O. Box 2844
              150 - 6th Avenue S.W.
              Calgary, Alberta T2P 3E3
              Telephone (403) 296-8000
              Telex 03-821524
              Facsimile (403) 296-3030

[PETRO-CANADA LOGO]

         March 20, 2003

         To:  All Canadian Securities Commissions
              The Toronto Stock Exchange

         RE:  MATERIAL CHANGE REPORT

         Petro-Canada announced today that Norman F. McIntyre has decided to retire as President of Petro-Canada, effective the first quarter of 2004.

         Mr. McIntyre has been with Petro-Canada since 1982. Resident in London, he currently manages the Corporation's significant international interests, largely acquired through the purchase of the assets of Veba in early 2002.

         Mr. McIntyre's biography accompanies this release.

         The foregoing accurately discloses the material change referred to herein. For further information please contact me at (403) 296-7778.

         I attach a copy of a press release dated March 20, 2003.

         "HUGH L. HOOKER"
         Hugh L. Hooker
         Associate General Counsel
         and Assistant Secretary

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                                                             [PETRO-CANADA LOGO]

COMMUNIQUE                            O                               COMMUNIQUE
CORPORATE COMMUNICATIONS                            COMMUNICATIONS DE LA SOCIETE
--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE
                                                                  MARCH 20, 2003


                  Petro-Canada Announces President's Retirement

CALGARY - Petro-Canada today announced that Norman F. McIntyre has decided to retire as President of Petro-Canada, effective in the first quarter of 2004.

Mr. McIntyre has been with Petro-Canada since 1982. Resident in London, he currently manages the Corporation's significant international interests, largely acquired through the purchase of the assets of Veba in early 2002.

Petro-Canada CEO Ron Brenneman thanked Mr. McIntyre for his contribution to the Corporation. "In the course of his career, Norm McIntyre has been one of the builders of the modern Canadian oil and gas industry, just as he has been one of the builders of Petro-Canada since joining the company over 20 years ago. Under his guidance, Petro-Canada has become a leading player in the development of Canada's world-class upstream opportunities, including East Coast oil, the Athabasca oil sands, and Western Canada gas, and is now a significant player internationally. As a result of these initiatives starting to come to fruition, Petro-Canada doubled its upstream production last year, an outstanding accomplishment for a company of our size. We owe Norm a large debt of gratitude for his exemplary contribution to the corporation, to the industry, and to the community."

Mr. McIntyre's biography accompanies this release.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

                                      -30-

For more information, please contact:

Media and General Inquiries:                    Investor and Analyst Inquiries:
Rob Andras                                      Gordon Ritchie
Corporate Communications                        Investor Relations
(403) 296-8586                                  (403) 296-7691
E-mail: andras@petro-canada.ca                  E-mail: investor@petro-canada.ca

                       Internet site: www.petro-canada.ca

                         (publie egalement en francais)
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[PETRO-CANADA LOGO]

                                    BIOGRAPHY

                               NORMAN F. MCINTYRE
                                    PRESIDENT
                                  PETRO-CANADA

Mr. McIntyre joined Petro-Canada in 1982. He was responsible for guiding Petro-Canada's growth in the Frontier regions, progressing from Engineering Group Manager to Vice-President, Frontier Development. He then undertook the responsibilities of Senior Vice-President, Production, co-ordinating all Production functions within the Resources organization.

In 1989, Mr. McIntyre was appointed Senior Vice-President, Western Region in the Products division, responsible for all downstream operations in Western Canada. He was appointed President of the Resources division in 1991. In 1995 he was appointed Executive Vice-President of Petro-Canada, accountable for the establishment and achievement of all upstream business objectives both nationally and internationally. Mr. McIntyre played a key role in making Petro-Canada a leading participant in the major areas of upstream opportunity in Canada, including East Coast oil, the Athabasca oil sands, and Western Canada gas.

Early in 2002, Mr. McIntyre was appointed President of Petro-Canada. The appointment took place as the Corporation undertook the significant expansion of its international activity resulting from the $3.2 billion acquisition of the Veba upstream business from BP. Based in London, Mr. McIntyre represents Petro-Canada's interests in aligning the newly acquired international assets with the Corporation's strategy and direction. He continues to play a senior role on the Executive Leadership Team, and provides advice and counsel to the Chief Executive Officer on matters of business policy and overall strategy.

Prior to joining Petro-Canada in 1982, Mr. McIntyre spent 15 years with Mobil Oil in progressively more responsible engineering and operations positions both onshore and offshore in Canada and the United States.

He graduated from the University of Wyoming with a Bachelor of Science degree in Petroleum Engineering, and has a Master of Science degree in Management from the Massachusetts Institute of Technology.

Mr. McIntyre has served as Chairman of the Canadian Association of Petroleum Producers (CAPP), Chairman of the Calgary Children's Cottage $1 Million campaign, Chairman of the 1997 City of Calgary and area United Way campaign, and Chairman and Director of the Canadian Association for the World Petroleum Congresses (16th WPC held June 2000 in Calgary).

He has also served on the Boards of the Calgary Petroleum Club and the Calgary Prostate Cancer Foundation. As well, he is a past board member of the City of Calgary and area United Way and the Canadian Energy Research Institute (CERI); past Chairman of the Centre for Cold Ocean Research and Engineering (C-CORE), Panarctic Oils Ltd., and the Hibernia Management and Development Company Ltd.; and past director of Syncrude Canada Ltd.


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Mr. McIntyre is a member of the Association of Professional Engineers, Geologist
and Geophysicists of Alberta, the Glencoe Golf & Country Club (Calgary), and the Indian Ridge Golf & Country Club (Palm Desert).

March 2003